CERENCE INC.

15 Wayside Road

Burlington, MA 01803

September 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Barbara Jacobs and Edwin Kim

Re:	Cerence Inc.
Form 10-12B
File No. 001-39030

Dear Ms. Jacobs and Mr. Kim:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Cerence Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-39030) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 3:00 p.m., New York City time, on September 6, 2019, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

CERENCE INC.

By:	/s/ Leanne Fitzgerald
Name: Leanne Fitzgerald
Title: Vice President and Secretary